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June 6, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Kristi Marrone	Boston	New Jersey
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Re:	Digital Realty Trust, Inc.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 1-32336

Digital Realty Trust, L.P.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 0-54023

Dear Ms. Marrone:

This letter sets forth the response of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Subject Companies”) to the comments received on May 22, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Amendment 1 to the Form 10-K (the “2013 Form 10-K”) filed by the Subject Companies on March 4, 2014.

For ease of review, we have set forth below the numbered comments of the Staff in its letter dated May 22, 2014 and the Subject Companies’ responses thereto.

Amendment 1 to Form 10-K for fiscal year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

Operating Expenses and Interest Expense, page 69

1.	We note your definition of same store properties. Please tell us why you believe it is appropriate to include within your same store metrics development properties placed into service within the past two years as opposed to classifying such properties as additions to your portfolio. Further, please also compare this metric to stabilized properties as defined in your Form 10-Q for the period ended March 31, 2014, highlighting the differences between stabilized properties and those provided on a same store basis, and the benefit of providing both metrics.

June 6, 2014

Response: The Subject Companies have historically used the date of acquisition rather than the stage of a property’s development when defining the same store properties pool. As a result, for the 2013 Form 10-K, all properties acquired prior to January 1, 2012 (or prior to January 1, 2013 for the Subject Companies’ Form 10-Q for the period ended March 31, 2014 (the “Q1 2014 Form 10-Q”)) are included in the same store properties pool, regardless of the respective property’s stage of development.

The stabilized properties pool, which is a subset of the same store properties pool, was introduced in the Q1 2014 Form 10-Q. The stabilized properties pool starts with all properties within the same store properties pool, then excludes properties contributed to joint ventures, undeveloped land, and development properties. The Subject Companies also intend to exclude properties that were sold from the stabilized properties pool. For the Q1 2014 Form 10-Q, the Subject Companies define development properties as those properties owned as of December 31, 2012 with more than 5% of total rentable square feet under development and properties undergoing, or expected to undergo, development activities in 2013-2014.

The Subject Companies believed that it was appropriate to include development properties within the same store pool because until recently development properties have represented a relatively small portion of their portfolio. Further, the Subject Companies historically have acquired significantly more operating properties than development properties. The Subject Companies began to provide stabilized properties metrics because they believe that, with the increased size of the development pool in their portfolio, they are useful measures which more accurately reflect operating performance. Additionally, significant incremental capital was frequently invested in these development properties, which contributed significantly to the period-over-period growth reported for the same store pool. The Subject Companies believe that comparing period-to-period results for the stabilized pool represents a useful supplemental disclosure because it provides a clearer measure of organic growth, since growth attributable to incremental capital spending is excluded from both periods. The Subject Companies have also continued to report metrics for same store properties in order to show the difference between the previously reported same store metrics and the recently introduced stabilized metrics.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Capitalization of Costs, page 123

2.	We note that you cease cost capitalization if activities necessary for property development have been suspended. Please tell us how you account for such accumulated costs when you cease cost capitalization and the accounting literature relied upon, and provide us with your proposed disclosure for future filings.

Response: The Subject Companies’ policy for ceasing capitalization is consistent with the guidance in ASC 835-20-25, pursuant to which they cease capitalization of costs when development activities for a property are suspended. However, brief interruptions in activities, interruptions that are externally imposed, and delays inherent in the development process generally are not considered to be suspensions of development and costs continue to be capitalized during such periods. In recent years, the Subject Companies have not suspended development on any significant projects.

June 6, 2014

The Subject Companies follow the guidance in ASC 970-360-40-2 and -3 for the accumulated costs associated with suspended development projects. Specifically, if development is suspended due to a change in the planned use of the property, or a portion of the property, pursuant to a formal plan, then the Subject Companies evaluate whether the estimated value of the revised project exceeds the accumulated costs. Any amount of accumulated costs that exceeds the estimated value of the revised project would be charged to expense. For all other development projects, including those that have been suspended without a planned change in use for the project, recoverability of the accumulated costs is evaluated in accordance with the guidance in ASC 360-10-35-16 and -17, pursuant to which the accumulated costs associated with such projects are classified as long-lived assets and evaluated for potential impairment.

In future filings, the Subject Companies intend to provide more detail regarding their capitalization policies when they cease cost capitalization as follows:

If and when development of a property is suspended pursuant to a formal change in the planned use of the property, the Company will evaluate whether the accumulated costs exceed the estimated value of the project and write off the amount of any such excess accumulated costs. For a development project that is suspended for reasons other than a formal change in the planned use of such property, the accumulated project costs are evaluated for impairment consistent with the Company’s impairment policies for long-lived assets.

3.	We note that retrospective to January 1, 2013, you refined your capitalization practices related to certain operating expenditures as well as conforming your construction period completion date. Given such changes to your accounting policies, please tell us how you determined that you were not required to provide a letter from your independent accountants pursuant to Item 601(b)(18) of Regulation S-K.

Response: The Subject Companies do not believe that a preferability letter was required for the refinements made to their capitalization practices. There were two such refinements: 1) the elimination of a threshold for capitalizing immaterial assets; and 2) conforming the construction period completion date for capitalization of both indirect costs and interest to be the date of receipt of the certificate of occupancy, among other factors.

The Subject Companies consider the elimination of the asset capitalization threshold as an improvement to the application of their accounting policy, which policy generally requires the capitalization of assets with a useful life in excess of one year. The impact of this change to the Subject Companies’ 2013 financial statements was to capitalize approximately $7.1 million of costs that would otherwise been expensed. The Subject Companies note that this amount represents less than 2.3% of 2013 consolidated net income, less than 1.2% of 2013 FFO available to common stockholders and unitholders and less than 1/10th of 1% of total assets as of December 31, 2013. Accordingly, the Subject Companies concluded that the impact of the improvement in the application of the accounting policy was immaterial. Based on the immaterial impact to the financial statements associated with this improvement, the Subject Companies concluded that a preferability letter was not required.

As noted in the Subject Companies’ accounting policy, determining when a development project is substantially complete and ready for its intended use requires judgment. The Subject Companies’ management formerly looked to the commissioning date as a significant indicator that a building was ready for its intended use. In 2013, management changed the significant indicator of completion to the certificate of occupancy, although the certificate of occupancy is not the only factor that management may consider when estimating a project’s completion date. Considering the significant judgment involved in estimating when a project is substantially complete, the Subject Companies considered the refinement of the completion indicator as a change in estimate, which does not require a preferability letter, rather than

June 6, 2014

an accounting policy change. The Subject Companies further note that the impact of this change to the Subject Companies’ 2013 financial statements was to capitalize approximately $2.4 million of costs that would otherwise have been expensed, an amount which the Subject Companies considered to be immaterial both individually and when aggregated with the impact of the elimination of the asset capitalization threshold discussed above.

While the Subject Companies considered these refinements to be immaterial, in the interests of investor transparency, the Subject Companies elected to disclose that the aggregate impact of these refinements to their consolidated financial statements included in the 2013 Form 10-K was to capitalize approximately $9.5 million of costs that would have otherwise been expensed. The Subject Companies note that this amount represented less than 3% of 2013 consolidated net income, less than 1.5% of FFO available to common stockholders and unitholders and less than 1/10th of 1% of total assets as of December 31, 2013, which the Subject Companies considered to be immaterial.

Note 4. Investment in Unconsolidated Joint Ventures, page 132

4.	We note that you recognized a gain of $115.6 million in connection with the contribution of nine data centers to the newly formed PREI joint venture. Please explain to us in detail your basis for recording this gain, including the accounting literature upon which you relied. Please address the applicability of ASC 970-323-30 in your response.

Response: Pursuant to their agreement with PREI, the Subject Companies contributed nine wholly owned properties to the joint venture in exchange for cash and a retained 20% interest in the joint venture. Because the agreement governing the joint venture requires that all significant decisions, including approval of annual operating budgets, require the approval of PREI, the Subject Companies concluded that they did not control the joint venture and thus were required to deconsolidate the contributed properties and account for their retained interest in the joint venture under the equity method.

In determining whether a gain should be recognized in connection with the contribution of the properties and the amount of such gain, the Subject Companies considered the guidance in ASC 970-323-30-3 which indicates that in situations where an investor receives a cash distribution upon the contribution of properties to a venture and is not otherwise committed to reinvest that cash in the venture, the substance of the transaction is a partial sale of an interest in the properties contributed. As the Subject Companies are not required to make further capital contributions to the joint venture, they concluded that this transaction met the requirements for partial sale accounting and looked to the guidance in ASC 360-20-40-46 through 360-20-40-49 to determine the amount of any gain to recognize. As the Subject Companies retained an interest in the joint venture, any gain recognized would be limited to the proportional amount of PREI’s interest in the joint venture. Further, although the Subject Companies are not obligated to support the operations of the joint venture to an extent greater than their proportional interest, as disclosed in Note 4 to the consolidated financial statements included in the 2013 Form 10-K, the agreement governing the joint venture provides PREI with a priority on cash distributions. Thus, the Subject Companies concluded that the amount of gain to recognize would be limited to the amount that the net proceeds the Subject Companies received exceeded all of their costs of the contributed properties, in accordance with ASC 360-20-46-49. The gain of $115.6 million recorded by the Subject Companies was calculated as the difference between the net proceeds received of $328.6 million less the carrying value of the properties sold to the joint venture of $193.2 million and write-off of $19.8 million in deferred rent receivables and other costs related to the properties.

* * *

June 6, 2014

Attached as Annex A hereto is a letter from the Subject Companies acknowledging their responsibilities as requested in the Staff’s letter.

Please do not hesitate to contact me by telephone at (713) 546-7459 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson
Keith Benson of Latham & Watkins LLP

cc:	Joshua A. Mills, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.

Julian T. Kleindorfer, Latham & Watkins LLP

Annex A

Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

June 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Kristi Marrone

Re:	Digital Realty Trust, Inc.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 1-32336

Digital Realty Trust, L.P.
Amendment 1 to Form 10-K for fiscal year ended December 31, 2013
Filed March 4, 2014
File No. 0-54023

Dear Ms. Marrone:

Pursuant to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Amendment 1 to the Form 10-K filed by Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Subject Companies”) on March 4, 2014, the Subject Companies hereby acknowledge that:

•	the Subject Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Subject Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Executed as of the date first written above.

DIGITAL REALTY TRUST, INC.

By:	/s/ Joshua A. Mills
Joshua A. Mills
Senior Vice President, General Counsel
and Assistant Secretary

DIGITAL REALTY TRUST, L.P.

By:	Digital Realty Trust, Inc., its sole General Partner

By:	/s/ Joshua A. Mills
Joshua A. Mills
Senior Vice President, General Counsel
and Assistant Secretary